Via Facsimile and U.S. Mail
Mail Stop 6010

November 21, 2008

Mr. William C. Tepe
Chief Financial Officer
American Safety Insurance Holdings, Ltd.
The Boyle Building, 2nd Floor
31 Queen Street
Hamilton, HM 11 Bermuda

Re: American Safety Insurance Holdings, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 1-14795

Dear Mr. Tepe:

We have reviewed your November 11, 2008 response to our October 17, 2008 letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the quarter ended June 30, 2008

Financial Statements

Note 3 – Investments, page 10

1. We acknowledge your response to prior comment 2. You had an unrealized loss of almost 27% on your preferred stock investments at June 30, 2008. During the third quarter you recognized $2 million write-downs related to preferred stock investments in Federal Home Loan Mortgage and Lehman Brothers. In spite of these write-downs the unrealized loss on your preferred stock investments has increased to 34% of your total preferred stock investments at September 30, 2008.

Based on the significant decline in value of your preferred stock investments and the continued deterioration in value of these investments during the quarter as well as your previous disclosures that the majority of your preferred stock investments are concentrated in the financial sector please enhance your disclosures as follows:

- Disclose whether and, if so, to what extent there has been any significant deterioration in the earnings, asset quality, cash flows or liquidity of your individual preferred stock holdings, and whether any of these holdings have reduced the amount of dividends paid;
- Disclose all of the positive and negative factors considered in reaching the conclusion that no further other than temporary impairments are necessary; and
- Provide the other disclosures required by paragraph 17 of FSP SFAS 115-1.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3387.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant